T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

NEWS RELEASE

September 14, 2007	TSX-V Trading symbol: LVN
U.S. OTC BB symbol: LVNVF
Berlin & Frankfurt LO9

Levon Resources Ltd. (the “Company”) announces that it has granted incentive stock options to purchase up to 275,000 common shares at a price of $0.35 per share and up to 150,000 common shares at a price of $0.50 to certain director, officer and consultants of the Company. The incentive stock options are exercisable on or before September 14, 2012. This grant is made pursuant to the Company’s stock option plan.

ON BEHALF OF THE BOARD

Ron Tremblay

President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.